SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

Alliant Energy Corporation	0000352541
Exact Name of Registrant as Specified in Charter	Registrant CIK Number
Form U-1 (Exhibit E)	File No. 70-10249
Electronic Report, Schedule or Registration	SEC File Number, if available
Statement of Which the Documents Are A Part (give period of report)	

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City ______, State of __________, ________, 2004.

____
(Registrant)

By: ....
(Name and Title)

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on September 7, 2004, that the information set forth in this statement is true and complete.

By: [signature]
Andrew F. MacDonald

Counsel for Alliant Energy Corporation

DC #174400 v1

Exhibit E

Subsidiaries of Alliant Energy Corporation
Effective Date: 06/30/2004
Created Date: 07/21/2004



Alliant Energy Corporation (Wisconsin)
Interstate Power and Light Company (100%) (Iowa)
EnviroGas LP (50%) (Iowa)
IPL SPE LLC (100%) (Delaware)
Alliant Energy SPE LLC (100%) (Delaware)
Wisconsin Power and Light Company (100%) (Wisconsin)
South Beloit Water, Gas and Electric Company (100%) (Illinois)
American Transmission Company LLC (0.0800%) (Wisconsin)
Wisconsin Valley Improvement Company (12%) (Wisconsin)
ATC Management Inc. (20%) (Wisconsin)
American Transmission Company LLC (0.0300%) (Wisconsin) (See Footnote 1)
Wisconsin River Power Company (50%) (Wisconsin)
Wisconsin Valley Improvement Company (13.7100%) (Wisconsin)
Dais Analytic Corporation (1.2800%)
WPL SPE LLC (100%) (Delaware)
WPL Transco, LLC (100%) (Wisconsin)
American Transmission Company LLC (24.2500%) (Wisconsin)
Alliant Energy Resources, Inc. (100%) (Wisconsin)
Alliant Energy Corporate Services, Inc. (100%) (Iowa)
Distribution Vision 2010, LLC (20%) (Delaware)
MGE Energy (0%)
Dane County Development Company, Inc. (8.5500%) (Wisconsin)
Alliant Energy TransCo LLC (100%) (Iowa)
TRANSLink Development Company LLC (16.0100%) (Delaware)
Alliant Energy Nuclear LLC (100%) (Iowa)
Nuclear Management Company, LLC (20%) (Wisconsin)
Non-Profit/No Ownership Stock
Riverland Conservancy, Inc. (Wisconsin)
Alliant Energy Foundation, Inc. (Wisconsin)
McLeodUSA Incorporated (Delaware) 8788 Shares (See Footnote 2)

All flow charts are showing ownership percentage of parent company, not ownership percentage of AEC

Footnotes:

1) Also owned by WPL Transco LLC, ATC Management Inc. and South Beloit Water Gas and Electric Company
2) Also owned by Alliant Energy Investments, Inc., LNT Communications and Alliant Energy Resources, Inc.

Subsidiaries of Alliant Energy Resources, Inc.
Effective Date: 06/30/2004
Created Date: 07/20/2004


Alliant Energy Resources, Inc. (Wisconsin)
Alliant Energy Transportation, Inc. (100%) (Iowa)
Alliant Energy International, Inc. (100%) (Iowa)
Alliant Energy Investments, Inc. (100%) (Iowa)
LNT Communications L.L.C. (100%) (Iowa)
McLeodUSA Incorporated (0.0400%) (Delaware) (See footnote 1)
McLeodUSA Incorporated (0.3100%) (Delaware) 915,916 Shares (See Footnote 1)
Nth Power Technologies Fund II LP (8.2200%)
Alliant Energy Integrated Services Company (100%) (Iowa)
AER Holding Company (100%) (Nevada)
American Superconductor Corp. (0.3000%)
Capstone Turbine Corporation (1.7200%) (California)
Distributed Energy Systems Corp. (0.3000%)
Escosul Ltda. (0.1000%) (Brazil) (See Footnote 2)
Alliant Holdco Two S/A (0.1000%) (Brazil)
Alliant Holdco One S/A (0.1000%) (Brazil)
Alliant Holdco Three S/A (0.1000%) (Brazil)
AEG Worldwide, Inc. (100%) (Wisconsin)
Alliant Energy Tallmadge Power Co., LLC (100%) (Delaware)
Alliant Energy Generation, Inc. (100%) (Wisconsin)
AEG Operations, LLC (100%) (Wisconsin)
A.D.I. Thermal Power Corporation (3.9600%)
CellTech Power, Inc. (1.2100%)
Sun Prairie Industrial Development Corporation (2.1700%)
Alliant Energy Holdings do Brasil Ltda. (0%) (Brazil) (See Footnote 3)
Alliant Energy Synfuel LLC (100%) (Iowa)
Kaufman & Broad-Nexgen LLC (24.4000%) (Delaware)
West Virginia Synfuel LP (99.9000%) (Delaware)
Alpha Synfuel LLC (100%) (Delaware)
New River Synfuel LLC (90%) (Colorado)
Venture Capital Fund Ltd (0.9479%)
Alliant Energy Neenah, LLC (100%) (Delaware)
AE Neenah Holdings, LLC (100%) (Wisconsin)
STM Power Inc. (0.0300%)
Whiting Petroleum Corporation (5.8900%) (Delaware)
Whiting Oil and Gas Corporation (100%) (Delaware)
Whiting Programs, Inc. (100%) (Delaware)
Whiting-Golden Gas Production Company (100%) (Oklahoma)
WOK Acquisition Company (100%) (Delaware)
Delta Petroleum Corporation (1.6700%)
Alliant Energy EPC, LLC (100%) (Wisconsin)

Footnotes:

1) Also owned by Alliant Energy Investments, Inc. and Alliant Energy Foundation
2) Also owned by Alliant Energy International, Inc.
3) Also owned by Alliant Energy International, Inc. and Grandelight Holding Limited

Subsidiaries of Alliant Energy Investments, Inc.
Effective Date: 06/30/2004
Created Date: 07/20/2004



Alliant Energy Investments, Inc. (Iowa)
Heartland Energy Services, Inc. (100%) (Wisconsin)
ReGENco LLC (30.1508%) (Wisconsin)
Iowa Land and Building Company (100%) (Iowa)
Prairie Ridge Business Park, L.C. (70%) (Iowa)
Village Lakeshares LP (100%) (Iowa)
Blairs Ferry Limited Partnership (81.3726%) (Iowa)
OSADA I Limited Partnership (31.1169%) (Iowa)
2001 Development Corporation (51.5152%) (Iowa)
3001 L.L.C. (50%) (Iowa)
McLeodUSA Incorporated (0.7700%) (Delaware) (See Footnote)
Iowa Venture Capital Fund Limited Partnership (1.4481%)
Indiana Housing Equity Fund LP (18%) (Indiana)

Footnote:

Also owned by Alliant Energy Foundation, LNT Communications and Alliant Energy Resources, Inc.

Subsidiaries of Alliant Energy International, Inc.
Brazilian Entities
Effective Date: 06/30/2004
Created Date: 07/21/2004



Alliant Energy International, Inc. (Iowa)
Escelsul Ltda. (99.9000%) (Brazil)
Alliant Holdco One S/A (0.1000%) (Brazil)
Alliant Holdco Two S/A (0.1000%) (Brazil)
Alliant Holdco Three S/A (0.1000%) (Brazil)
Alliant Energy Holdings do Brasil Ltda. (83.6200%) (Brazil)
Energisa S. A. (45.6100%) (Brazil)
Alpart Ltda. (99.9000%) (Brazil)
TermoSergipe S.A. (51%) (Brazil)
Empresa Energetica de Sergipe S.A. (99.6100%) (Brazil)
Pbpart-SE 1 S.A. (50.1000%) (Brazil)
Pbpart-SE 2 Ltda. (99.7000%) (Brazil)
Sociedade Anonima de Eletrificacao da Paraiba (97.5500%) (Brazil)
Pbpart Ltda (99.9999%) (Brazil)
Companhia Energetica da Borborema (99.1200%) (Brazil)
Energisaper S/A (99.9000%) (Brazil)
Celbpar S. A. (99%) (Brazil)
Cenfpar S.A. (99%) (Brazil)
Seelpaper S.A. (99%) (Brazil)
Pbpart-Gisa 1 Ltda. (99.7000%) (Brazil)
Pbpart-Gisa 2 Ltda. (99.7000%) (Brazil)
Gipar S.A. (49.9000%) (Brazil)
Companhia Forca e Luz Cataguazes-Leopoldina (51.5700%) (Brazil)
Energisa S. A. (50.0700%) (Brazil)
Alpart Ltda. (99.9000%) (Brazil)
TermoSergipe S.A. (51%) (Brazil)
Energisaper S/A (99.9000%) (Brazil)
Celbpar S.A. (99%) (Brazil)
Cenfpar S.A. (99%) (Brazil)
Seelpaper S.A. (99%) (Brazil)
Pbpart-Gisa 1 Ltda. (99.7000%) (Brazil)
Pbpart-Gisa 2 Ltda. (99.7000%) (Brazil)
Empresa Energetica de Sergipe S.A. (99.6200%) (Brazil)
Pbpart Ltda (99.9999%) (Brazil)
Companhia Energetica da Borborema (99.1300%) (Brazil)
Pbpart-SE 1 S.A. (50.1000%) (Brazil)
Pbpart-SE 2 Ltda. (99.7000%) (Brazil)
Sociedade Anonima de Eletrificacao da Paraiba (97.5500%) (Brazil)
Multipar Comércio, Participações e Serviços Ltda (0.0100%) (Brazil)
Multiagro Agropec. Com. e Ind. Ltda. (33.3300%) (Brazil)
Multipar S.A. Planejamento e Corretagem de Seguros (0.0400%) (Brazil)
Multipar S.A. Planejamento e Corretagem de Seguros (99.9600%) (Brazil)
Multipar Comércio, Participações e Serviços Ltda (99.9900%) (Brazil)
Multiagro Agropec. Com. e Ind. Ltda. (33.3300%) (Brazil)
Alpart Ltda. (.1%) (Brazil)
Energisa Telecom Ltda. (99.9900%) (Brazil)
MCL Cabo S/A (94.9300%) (Brazil)
Multiagro Agropec. Com. e Ind. Ltda. (66.6700%) (Brazil)
Multipar S.A. Planejamento e Corretagem de Seguros (0.0400%) (Brazil)
Multipar Comércio, Participações e Serviços Ltda (99.9900%) (Brazil)
Cat-Leo Energia S.A. (99.9900%) (Brazil)
Usina Termeletrica de Juiz de Fora S.A. (50%) (Brazil)
Companhia de Electicidad de Nova Friburgo (59.9500%) (Brazil)
Telecabo S/A (92.9100%) (Brazil)
Teleserv S/A (97.3800%) (Brazil)
Cataguazes Servicos Aereos de Prospeccao S/A (70%) (Brazil)
Companhia Forca e Luz Cataguazes-Leopoldina (21.6800%) (Brazil)
Energisa S. A. (50.0700%) (Brazil)
Alpart Ltda. (99.9%) (Brazil)
TermoSergipe S.A. (51%) (Brazil)
Energisaper S/A (99.9000%) (Brazil)
Celbpar S. A. (99%) (Brazil)
Cenfpar S.A. (99%) (Brazil)
Seelpaper S.A. (99%) (Brazil)
Empresa Energetica de Sergipe S.A. (99.6200%) (Brazil)
Pbpart-SE 1 S.A. (50.1000%) (Brazil)
Pbpart-SE 2 Ltda. (99.7000%) (Brazil)
Sociedade Anonima de Eletrificacao de Paraiba (97.5500%) (Brazil)
Pbpart Ltda (99.9999%) (Brazil)
Companhia Energetica da Borborema (99.1300%) (Brazil)
Pbpart-Gisa 1 Ltda. (99.7000%) (Brazil)
Pbpart-Gisa 2 Ltda. (99.7000%) (Brazil)
Energisa Telecom Ltda. (99.9900%) (Brazil)
MCL Cabo S/A (94.9300%) (Brazil)
Multiagro Agropec. Com. e Ind. Ltda. (66.6700%) (Brazil)
Multipar S.A. Planejamento e Corretagem de Seguros (0.0400%) (Brazil)
Multipar Comércio, Participações e Serviços Ltda (99.9900%) (Brazil)
Cat-Leo Energia S.A. (99.9900%) (Brazil)
Usina Termeletrica de Juiz de Fora S.A. (50%) (Brazil)
Companhia de Electicidad de Nova Friburgo (59.9500%) (Brazil)
Telecabo S/A (92.9100%) (Brazil)
Teleserv S/A (97.3800%) (Brazil)
Alpart Ltda. (.1%) (Brazil)
Cataguazes Servicos Aereos de Prospeccao S/A (20%) (Brazil)
Multipar Comércio, Participações e Serviços Ltda (0.0100%) (Brazil)
Multiagro Agropec. Com. e Ind. Ltda. (33.3300%) (Brazil)
Multipar S.A. Planejamento e Corretagem de Seguros (0.0400%) (Brazil)
Multipar S.A. Planejamento e Corretagem de Seguros (99.9600%) (Brazil)
Multipar Comércio, Participações e Serviços Ltda (99.9900%) (Brazil)
Multiagro Agropec. Com. e Ind. Ltda. (33.3300%) (Brazil)
TermoSergipe S.A. (29%) (Brazil)
Pbpart-SE 1 S.A. (49.9000%) (Brazil)
Pbpart-SE 2 Ltda. (99.7000%) (Brazil)
Sociedade Anonima de Eletrificacao de Paraiba (97.5500%) (Brazil)
Usina Termeletrica de Juiz de Fora S.A. (50%) (Brazil)
Alliant Holdco Two S/A (99.9000%) (Brazil)
Alliant Holdco Three S/A (99.9000%) (Brazil)
Alliant Holdco One S/A (99.9000%) (Brazil)

Ownership percentages for Brazilian entities only include common stock. They do not include preferred.

Subsidiaries of Grandelight Holding Limited
Effective Date: 06/30/2004
Created Date: 07/20/2004


Alliant Energy Holdings do Brasil Ltda. (16.4800%) (Brazil) (See Footnote) *Separate chart for details on subsidiaries
Grandelight Holding Limited (British Virgin Islands)
LNTI Holdings B.V. (100%) (Netherlands) *See separate chart for details on subsidiaires
Peak Pacific Investment Company Ltd. (90.2700%) (Singapore)
Singapore Peak Pingdingshan Pte. Ltd. (100%) (Singapore)
Shijiazhuang Chengfeng Cogen Co., Ltd. (100%) (Peoples Republic of China)
Gongyi Peak Pte Ltd (100%) (Singapore)
Henan Anfeng Electric Power Co. Ltd. (70%) (Peoples Republic of China)
Henan Yongfeng Electric Power Co. Ltd. (70%) (Peoples Republic of China)
Handian Peak Pte. Ltd. (100%) (Singapore)
Ocean Peak Pte. Ltd. (100%) (Singapore)
WuAn Peak Pte Ltd. (100%) (Singapore)
Hebei WuAn Peak Heat and Power Co., Ltd. (90%) (Peoples Republic of China)
Luannan Peak Pte.Ltd. (100%) (Singapore)
Pan-Western Energy Corporation LLC (99%) (Grand Cayman)
Tangshan Peak Heat and Power Co. Limited (87.9200%) (Peoples Republic of China)
Peak Pacific Investment Co. (L) (Bhd) (100%) (Malaysia)
T2 Education Pte Ltd. (100%) (Singapore)
Peak Pacific(China)Investment Company Ltd. (100%) (Peoples Republic of China)
Zouping Peak Pte. Ltd. (100%) (Singapore)
Zouping Peak CHP Co Ltd (70%) (Peoples Republic of China)
Peak Xin Wen Pte. Ltd. (100%) (Singapore)
Tai An Hua Feng Peak Heat and Power Company Limited (80%) (Peoples Republic of China)
Tai An Xin Wen Peak Heat and Power Co., Limited (80%) (Peoples Republic of China)
Footnote:
Also owned by Alliant Energy Resources, Inc. and Alliant Energy International, Inc.

Subsidiaries of Alliant Energy International, Inc.
Effective Date: 06/30/2004
Created Date: 07/20/2004



Alliant Energy International, Inc. (Iowa)
Alliant Energy de Mexico LLC (100%) (Delaware)
Escosul Ltda. (99.9000%) (Brazil) (See Footnote 2)
Alliant Energy de Mexico, S. de R.L de C.V. (99.9700%) (Mexico) (See Footnote 1)
Alliant Energy Finance Holdings Pty Ltd. (100%) (Australia)
Grandelight Holding Limited (100%) (British Virgin Islands)
Alliant Energy Holdings do Brasil Ltda. (83.5200%) (Brazil) (See Footnote 3)
Interstate Energy Corp. PTE Ltd. (100%) (Singapore)

Footnotes:

1) Also owned by Alliant Energy de Mexico, LLC and Alliant Energy Interntational, Inc.
2) Also owned by Alliant Energy Resources, Inc. and Alliant Energy International, Inc.
3) Also owned by Alliant Energy Resources, Inc. and Grandelight Holding Limited

Subsidiaries of Alliant Energy de Mexico LLC
Effective Date: 06/30/2004
Created Date: 07/20/2004


Alliant Energy de Mexico LLC (Delaware)
Alliant Energy de Mexico, S. de R.L de C.V. (0.0300%) (Mexico) (See Footnote)
Alliant Energy Operaciones de Mexico, S. de R.L. de C.V. (0.0300%) (Mexico)
Alliant Energy Servicios de Mexico, S. de R.L. de C.V. (0.0300%) (Mexico)
Alliant Energy Operaciones de Mexico, S. de R.L. de C.V. (99.9700%) (Mexico)
Alliant Energy Servicios de Mexico, S. de R.L. de C.V. (99.9700%) (Mexico)

Footnote

Also owned by Alliant Energy International

Subsidiaries of Alliant Energy Finance Holdings Pty Ltd.
Effective Date: 06/30/2004
Created Date: 07/20/2004



Alliant Energy Finance Holdings Pty Ltd. (Australia)
Alliant Energy Finance(No1) Pty Ltd. (100%) (Australia)
Alliant Energy Finance(No2) Pty Ltd. (100%) (Australia)
Alliant Energy Finance Holdings Partnership (99%) (Australia)
Alliant Energy Finance Holdings Partnership (1%) (Australia)
Alliant Energy Finance Partnership (1%) (Australia)
Alliant Energy Finance Partnership (99%) (Australia)
Alliant Energy Finance Partnership (99%) (Australia)

Subsidiaries of LNTI Holdings B.V.
Effective Date: 06/30/2004
Created Date: 07/20/2004


LNTI Holdings B.V. (Netherlands)
Alliant Energy New Zealand Limited (100%) (New Zealand)
TrustPower Ltd. (23.7714%) (New Zealand)
Kaimai Windpower Ltd. (100%) (New Zealand)
Trustpower Metering Limited (50%) (New Zealand)
Bay Energy Ltd. (100%) (New Zealand)
Waikaremoana Power Ltd. (80%) (New Zealand)
Tararua Wind Power Limited (100%) (New Zealand)
Paehinahina Mourea Geothermal Ltd. (100%) (New Zealand)
Taheke Geothermal Ltd. (100%) (New Zealand)
Cobb Power Limited (100%) (New Zealand)
TrustPower Australia (New Zealand) Ltd. (100%) (New Zealand)
Horizon Energy Distribution Ltd. (0.0100%) (New Zealand)
Natural Gas Corp. Holdings Ltd. (0%) (New Zealand)
Te Maunga Power Ltd. (50%) (New Zealand)
Infratil Limited (5.6000%) (New Zealand)
Infratil Investments Limited (100%) (New Zealand)
Infratil Securities Limited (100%) (New Zealand)
Infratil 1998 Limited (100%) (New Zealand)
NZ Airports Limited (100%) (New Zealand)
TrustPower Ltd. (35.1800%) (New Zealand)
Kaimai Windpower Ltd. (100%) (New Zealand)
Trustpower Metering Limited (50%) (New Zealand)
Waikaremoana Power Ltd. (80%) (New Zealand)
Bay Energy Ltd. (100%) (New Zealand)
Tararua Wind Power Limited (100%) (New Zealand)
Paehinahina Mourea Geothermal Ltd. (100%) (New Zealand)
Taheke Geothermal Ltd. (100%) (New Zealand)
Cobb Power Limited (100%) (New Zealand)
TrustPower Australia (New Zealand) Ltd. (100%) (New Zealand)
Infratil Finance Limited (100%) (New Zealand)
Infratil UK Limited (100%) (New Zealand)
Glasgow Prestwick Holdings Limited (67.2700%) (New Zealand)
Wellington International Airport Limited (66%) (New Zealand)
Port of Tauranga Limited (10%) (New Zealand)
Tranz Rail Limited (4.7000%) (New Zealand)
Te Maunga Power Ltd. (50%) (New Zealand)
Energy Developments Limited (12.9100%) (Australia)
Infratil Ventures Limited (100%) (New Zealand)
Infratil Australia Limited (100%) (New Zealand)

Subsidiaries of Alliant Energy Integrated Services Company
Effective Date: 06/30/2004
Created Date: 07/20/2004


Alliant Energy Integrated Services Company (Iowa)
Industrial Energy Applications, Inc. (100%) (Iowa)
BFC Gas Company LC (60%) (Iowa)
Energy Performance Services, Inc. (100%) (Pennsylvania)
Alliant Energy Integrated Services-Energy Management LLC (100%) (Iowa)
Heartland Energy Group, Inc. (100%) (Wisconsin)
NG Energy Trading, LLC (50.0500%) (Oklahoma)
Alliant Energy Field Services, LLC (100%) (Delaware)
Alliant South Texas Pipeline, L.P. (0.1000%) (Texas)
Alliant Energy Desdemona, LP (0.1000%) (Delaware)
Bastian Bay Pipeline, LP (0.1000%) (Texas)
Industrial Energy Applications Delaware Inc. (100%) (Delaware)
Oak Hill Pipeline L.P. (99%) (Texas)
Alliant South Texas Pipeline, L.P. (98.4000%) (Texas)
Alliant Energy Desdemona, LP (98.9000%) (Delaware)
Bastian Bay Pipeline, LP (89.9000%) (Texas)
Alliant Energy Integrated Services-Energy Solutions LLC (100%) (Iowa)
Schedin & Associates Inc. (100%) (Minnesota)
SVBK Consulting Group, Inc. (100%) (Florida)
RMT, Inc. (100%) (Wisconsin)
RMT North Carolina, Inc. (100%) (North Carolina)
RMT International, Inc. (100%) (Wisconsin)
RMT, Inc., Michigan (100%) (Michigan)
Cogenex Corporation (100%) (Massachusetts)
Cogenex West Corporation (100%) (Massachusetts)
Energy Capital and Services I, LP (100%) (Massachusetts)
Northeast Energy Management, Inc (100%) (Massachusetts)
Energy Capital and Services II, LP (100%) (Massachusetts)
Cogenex-Canada Inc. (100%) (Canada)
APS Cogenex, L.L.C. (50%) (Delaware)
EUA Cogenex-Canada Energy Services, Inc. (100%) (Canada)

Subsidiaries of Alliant Energy Transportation, Inc.
Effective Date: 06/30/2004
Created Date: 07/20/2004


Alliant Energy Transportation, Inc. (Iowa)
Transfer Services, Inc. (100%) (Iowa)
IEI Barge Services, Inc. (100%) (Iowa)
Williams Bulk Transfer Inc. (100%) (Iowa)
Cedar Rapids and Iowa City Railway Company (100%) (Iowa)
Heartland Rail Corp. (16.1900%) (Iowa)

Subsidiaries of Interstate Energy Corp. PTE Ltd.
Effective Date: 06/30/2004
Created Date: 07/20/2004


Interstate Energy Corp. PTE Ltd. (Singapore)
Jiaxing JIES Power & Heat Co., Ltd. (50%) (Peoples Republic of China)
Tongxiang TIES Power & Heat Co., Ltd. (30%) (Peoples Republic of China)
Anhui New Energy Heat & Power Co., Ltd. (64%) (Peoples Republic of China)